Notification of Late Filing

 FORM  12b-25

 Commission File No.  0-23998
 CUSIP Number - None

 UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 (Check one)      x  - Form 10-K
 For Period Ended -  December 31, 1996
 [x] Transition Report  on Form 10-K
 [ ] Transition Report  on Form 20-K
 [ ] Transition Report  on Form 11-K
 [ ] Transition Report  on Form 10-Q
 [ ] Transition Report  on Form N-SAR

 For the Transition Period Ended
 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

 Part I  -  Registrant Information

 FIRST CHOICE HEALTH NETWORK, INC.
 Full Name of Registrant

 1100 Olive Way,  Suite 1480,
 Address of  Principal Executive Offices

 Seattle, Washington	  98101-1838
 City, State and Zip Code


 Part II  -  Rules 12b-25(b) and (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
 (Check box if appropriate)
 (a) The reasons described in reasonable detail in Part III of this form
     could not be	eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     filed on or	before the fifteenth calendar day following the prescribed
     due date; or the	subject quarterly report of transition report on
     Form 10-Q, or portion thereof will 		be filed on or before the fifth
     calendar day following the prescribed due date; and

	(c) The accountants statement or other exhibit required by Rule 12b-25(c)
     has	been attached if applicable.

 Part III  -  Narrative
 State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 On February 5, 1997, CEO Gary Gannaway, announced that based on First Choice Health Network, Inc.'s (the Company) entry into new lines of business, some realignment of the Company's Finance and Network Management areas would take place. The goal of these changes were to focus on the fundamental core of the PPO business while the Company positioned itself for anticipated growth through its' subsidiary 'First Choice Health Plan, Inc.'

 Randy Barker, who was then serving as Vice President and Chief Financial Officer, would become VP of Network Management. Several critical provider contracting and network development initiatives related to the Company's new shared risk PPO product required a more concerted network development focus.

 David Peel, who was then serving as Vice President of Underwriting/Product Development, would assume the role of Chief Financial Officer.

 The following reasons describe the causes for the registrants inability to file timely that could not be eliminated without unreasonable effort or expense:
 1. Additional responsibilities of subsidiary activities not present in prior years
	   a. New accounting processes brought about by subsidiary's new systems
    			software needed to pay claims & capitation
	  	b. Resolution of data import problems into accounting software
	2.	Shortage of accounting personnel (staff already working overtime) and transition of accounting work from outside CPA firm.
	3.	Incompatibilities associated with DOS-based accounting software due to
    Windows 95 upgrade resulting in upgrade to Windows based accounting software, currently underway
	4.	Necessary business changes and responsibilities reflective of a change in CFO's

 The (afore-mentioned) problems delayed the preparation of materials for use by auditors and therefore have caused the delay in issuance of annual audited statement.



 Part IV  -  Other Information
 (1) Name and telephone number of person to contact in regard to this notification

	Karen M Koch	      		206	                  	292-8255
 (Name)	            	(Area Code)            	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15 of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
 identify report(s).          	_x_	Yes	              	No

 (3)Is it anticipated that any significant change in results of operations
 from the corresponding period for portion thereo?       Yes     _	x_No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 First Choice Health Network, Inc.
 Name of Registrant as Specified in Charter

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date  March 31, 1997
 By 	  /s/David Peel
    		David Peel, Chief Financial Officer

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.